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   As filed with the Securities and Exchange Commission on October 10, 1997

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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                SCHEDULE 13E-4/A
                                (Amendment No. 3)

                          ISSUER TENDER OFFER STATEMENT
                          (PURSUANT TO SECTION 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934)

                              -------------------

                            TELE-COMMUNICATIONS, INC.
                                (Name of Issuer)

                            TELE-COMMUNICATIONS, INC.
                      (Name of Person(s) Filing Statement)

     Tele-Communications, Inc. Series A Liberty Media Group Common Stock and
       Tele-Communications, Inc. Series B Liberty Media Group Common Stock

                         (Title of Class of Securities)

                              87924V507 (Series A)
                              87924V606 (Series B)

                      (CUSIP Number of Class of Securities)

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                             Stephen M. Brett, Esq.
                            Tele-Communications, Inc.
                                Terrace Tower II
                                5619 DTC Parkway
                         Englewood, Colorado 80111-3000
                                 (303) 267-5500

            (Name, Address, Including Zip Code, and Telephone Number,
              Including Area Code, of Person Authorized to Receive
                      Notices and Communications on Behalf
                       of the Person(s) Filing Statement)

                              -------------------

                                    Copy to:
                          Elizabeth M. Markowski, Esq.
                              Baker & Botts, L.L.P.
                              599 Lexington Avenue
                          New York, New York 10022-6030
                                 (212) 705-5000

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                             INTRODUCTORY STATEMENT

     This Amendment No. 3 ("Amendment No. 3") constitutes the final amendment to the Issuer Tender Offer Statement on Schedule 13E-4 (together with all amendments thereto, the "Schedule 13E-4") filed by Tele-Communications, Inc., a Delaware corporation (the "Company"), with the Securities and Exchange Commission on August 19, 1997, as amended by Amendment No. 1 filed on September 5, 1997 and Amendment No. 2 filed on September 18, 1997, in connection with the offer by the Company to purchase shares of its Tele-Communications, Inc. Series A Liberty Media Group Common Stock, par value $1.00 per share (the "Series A Liberty Media Group Common Stock"), and its Tele-Communications, Inc. Series B Liberty Media Group Common Stock, par value $1.00 per share (the "Series B Liberty Media Group Common Stock" and, together with the Series A Liberty Media Group Common Stock, the "Liberty Media Group Common Stock"), upon the terms and subject to the conditions set forth in the Company's Offer to Purchase, dated August 19, 1997, and in the related Letter of Transmittal (which together constitute the "Offer"), copies of which are filed as Exhibits (a)(1) and (a)(2) respectively, to the Schedule 13E-4.

     The Offer expired in accordance with its terms at 5:00 p.m., New York City time, on October 2, 1997 (the "Expiration Date"), and all shares of Liberty Media Group Common Stock theretofore validly tendered were accepted for payment. On October 3, 1997, the Company made payment for the 12,188,221 shares of Series A Liberty Media Group Common Stock and 54,716 shares of Series B Liberty Media Group Common Stock physically delivered on the Expiration Date. On October 9, 1997, the Company made payment for an additional 2,255,102 shares of Series A Liberty Media Group Common Stock tendered pursuant to the guaranteed delivery procedures. In total, the Company accepted for payment 14,443,323 shares of Series A Liberty Media Group Common Stock and 54,716 shares of Series B Liberty Media Group Common Stock validly tendered in the Offer in exchange for an aggregate consideration of $434,941,170.

                                       2

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                                    SIGNATURE

     After due inquiry and to the best of the Company's knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13E-4/A (Amendment No. 3) is true, complete and correct.

Dated: October 10, 1997                      TELE-COMMUNICATIONS, INC.


                                            By: /s/ Stephen M. Brett
                                               -------------------------------
                                               Name: Stephen M. Brett
                                               Title: Executive Vice President
                                                       and Secretary